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[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 27, 2008

Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  MYR Group Inc.
  Amendment No. 1 to Form S-1 Registration Statement
  Filed on January 25, 2008
  File No. 333-148864

Dear Ms. Long:

        This letter is submitted on behalf of MYR Group Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company's registration statement on Form S-1 filed on January 25, 2008 (File No. 333-148864), as set forth in your letter to Mr. Gerald B. Engen, Jr., dated February 22, 2008.

        We have filed via EDGAR Amendment No. 1 to the registration statement. For your convenience, we are also forwarding five courtesy copies of Amendment No. 1 to the registration statement, which are marked to show changes from the registration statement previously filed. The changes to the registration statement reflect responses to the Staff's comments, as well as the updating of information.

        For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment. Unless otherwise indicated, the page references in the responses to the Staff's comments refer to Amendment No. 1 to the registration statement.

General

1.
Prior to the effectiveness of your registration statement please either make appropriate arrangements to have a representative of the NASDAQ Stock Market call us to confirm that your securities have been approved for listing or send us a copy of your listing approval letter.

 Response:    The registrant does not currently meet the listing requirements to have its common stock listed on the NASDAQ Stock Market, as it does not have a sufficient number of round lot holders of its common stock. The disclosure on the cover and pages 6, 21 and 117 of Amendment No. 1 has been revised to state that the Company intends to list its common stock on the NASDAQ Capital Market or the NASDAQ Global Market once it meets the applicable listing requirements.

2.
Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

 Response:    The financial statements and related disclosures have been updated for the year ended December 31, 2007 in Amendment No. 1 of the registration statement as required by Rule 3-12 of Regulation S-X.

3.
We note your discussion of EBITDA on page 2 and in several other sections of your filing. Please revise your current presentations as follows:

•
When you reconcile EBITDA, please address the limitations of eliminating recurring expenses from a non-GAAP performance measure and explain how management compensates for those limitations as required by our response to question 8 in the related FAQ;

  •
  If you believe EBITDA is also a measure of liquidity, as currently implied, please also reconcile it to cash flows from operating activities; and

  •
  When you present EBITDA in your narrative disclosures, please cross-reference to the related reconciliations.

 Response:    The Company has revised its reconciliation of EBITDA to reconcile EBITDA to net income (which previously had been reconciled to income from continuing operations). All references to EBITDA from continuing operations have been removed.

        The Company inserted the following disclosure into the EBITDA footnote to clarify its use of EBITDA as a measure of liquidity:

  "We also use EBITDA as a liquidity measure. We believe this financial measure is important in analyzing our liquidity because it is a key component of certain material covenants contained within our Credit Agreement, which is discussed in more detail in Note 9, Credit Agreement, on pages F-24 through F-25 to our financial statements. Non-compliance with these financial covenants under our Credit Agreement—our interest coverage ratio and our leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, causing us to incur additional cost, and such relief might not be on terms as favorable as those in our existing Credit Agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under our Credit Agreement from engaging in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring or disposing of assets. Based on the information above, management believes that the presentation of EBITDA as a liquidity measure would be useful to investors and relevant to their assessment of our capacity to service, or incur, debt."

        In compliance with Item 10(e) of Regulation S-K, the Company has revised the disclosure on pages 35 and 50 of Amendment No. 1 to include the following reconciliation of EBITDA to net cash flow provided by operating activities:

(in thousands) (unaudited)	March 31 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Reconciliation of EBITDA to Net Cash Flows provided by (used in) operating activities:
EBITDA(2)	$5,023	$6,106	$4,087	$8,128	$5,306	$8,721	$8,558	$(14,723)
Add / (subtract)
Interest income (expense), net	307	295	271	314	280	88	(111)	(717)
Benefit (provision) for income taxes	(1,608)	(2,030)	(1,184)	(2,726)	(957)	(2,754)	(2,450)	6,225
Depreciation & amortization	(1,249)	(1,273)	(1,372)	(2,138)	(3,262)	(2,391)	(2,470)	(2,545)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities	1,139	1,069	1,230	(128)	2,405	2,396	2,174	16,216
Changes in operating assets and liabilities	(6,099)	1,654	10,840	1,275	(9,100)	(3,279)	2,691	6,392

Net Cash Flows provided by (used in) operating activities	$(2,487)	$5,821	13,872	4,725	(5,328)	2,781	8,392	10,848

(1)
The presentation of the results for the quarter ended December 31, 2006 on this combined basis does not comply with U.S. generally accepted accounting principles; however, management believes that this provides useful information to assess the relative performance of the businesses in all periods presented in the financial statements. The periods combined are the period from January 1, 2006 to November 30, 2006 (Predecessor) and the period from December 1, 2006 to December 31, 2006 (Successor).

(2)
EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to net cash flows provided by operating activities as a measure of liquidity.

        Finally, pursuant to the Staff's comment, the following disclosure has been added on pages 2, 37 and 64 of Amendment No. 1:

  "EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to be an alternative to net cash flows provided by operating activities as a measure of liquidity. For a reconciliation of

  EBITDA to net income and a reconciliation of EBITDA to net cash flows provided by operating activities, refer to footnote 4 on page 34."

Prospectus Cover Page

4.
Please revise the fourth full paragraph to indicate that the selling stockholders may sell prevailing market prices only after your shares are trading on the Nasdaq Global Market. In addition, please make conforming changes to the penultimate full paragraph on page 124 in your "Plan of Distribution" disclosure. For your reference, please see Item 16 of Schedule A to the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K.

 Response:    The Company has revised the disclosure on the cover and page 117 of Amendment No. 1 of the registration statement to note that selling stockholders may sell at prevailing market prices only after the Company's common stock is listed on the Nasdaq Capital Market or the Nasdaq Global Market, or other exchange on which the Company's common stock may be listed, as applicable.

Summary, page 1

5.
Much of the information in the summary is repeated with little elaboration later in your document. Please review your summary, particularly the Industry Trends, Competitive Strengths and Growth Strategy sections and revise them significantly to provide information that is really a summary of the information that appears elsewhere in the prospectus.

 Response:    Pursuant to the Staff's comment, the summary section on pages 1 to 10 of Amendment No. 1 of the registration statement has been revised, in particular the Industry Trends, Competitive Strengths and Growth Strategy sub-sections, to provide information that is a more concise summary of information that appears elsewhere in the prospectus.

6.
In the first full paragraph on page 2, please revise your disclosure to explain what you mean when you state that you have achieved "sufficient scale" in Arizona and Colorado. Please make a conforming revision to your C&I disclosure on pages 48, 75 and 80 as well.

 Response:    The Company has clarified the applicable disclosure on pages 1, 38, 64 and 69 of Amendment No. 1 of the registration statement as follows:

  "We are focused on the Arizona and Colorado regional markets where we have achieved sufficient scale to deploy the level of resources necessary to achieve what we believe are leading market shares."

7.
In the second full paragraph on page 2, as you are using a non-GAAP financial measure, please add a cross-reference to the GAAP presentation and reconciliation in footnote 5 on page 10.

 Response:    In accordance with the Staff's comment, the Company has added a cross-reference to the GAAP presentation and reconciliation of EBITDA on pages 2, 37 and 64 of Amendment No. 1 of the registration statement.

Summary Historical Consolidated Financial Information, page 8

8.
Please delete your presentation of combined results here and throughout your filing since it does not comply with GAAP. Alternatively, you may present and discuss pro forma results.

 Response:    In accordance with the Staff's comment, the Company has revised its disclosures to exclude the presentation of combined results from its "Summary Historical Consolidated Financial Information" and "Selected Consolidated Financial and Operating Data."

        Management believes that a presentation of combined 2006 results would be beneficial to investors for the following reasons:

  •
  presentation of combined results on an annual basis for 2006 would allow for an easier and immediate comparison and evaluation of certain key indicators of the Company's performance, such as revenue, contract costs, gross profit and selling and general administrative expenses ("SG&A"), on an annual basis with prior year metrics;

  •
  presentation of combined 2006 income statement information would facilitate investors' assessments of trend information for the three year period from 2005 to 2007;

  •
  Arclight's basis in MYR was pushed down effective November 30, 2006. As a result, Management believes that a discussion of the Company's performance and business using a new basis of accounting for 30 days in 2006 may be of little use to investors; and

  •
  except for the impact of depreciation of tangible assets, which is a component of the Company's contract costs, other key performance and profitability indicators such as revenue and gross profit are not impacted by the application of "push-down accounting" in accordance with the guidance of the SAB Topic 5;

  •
  management did not manage the operations of MYR in 2006 using "new basis" financial information since the Chief Decision Maker, as defined in SFAS No.131 Disclosures about Segments of an Enterprise and Related Information, used information on a combined pre-push-down basis to conduct operations to make allocation decisions.

        Based on the above, management believes the presentation in Management's Discussion & Analysis (MD&A) in Amendment No. 1 to the registration statement of combined results for 2006 would be useful to investors when discussing changes or differences in the Company's business operations, quality of earnings, growth and gross profitability between 2005 and 2006 and between 2006 and 2007. The presentation of combined revenue, cost of sales, gross profit and SG&A would accompany the disclosure of the corresponding measures as determined under GAAP. Management believes that its proposed limited and balanced disclosure of non-GAAP measures in accordance with Item 10(e) of Regulation S-K would enhance investors' understanding of MYR's business, results and gross profitability from year to year.

        Therefore, the Company has amended its presentation in Amendment No. 1 of the registration statement as follows:

  •
  No combined measure is presented outside of MD&A;

  •
  The Company has included a tabular reconciliation of the 2006 combined financial information to the individual Predecessor and Successor periods for (i) revenue, (ii) contract costs, (iii) gross profit and (iv) SG&A on page 36 of Amendment No. 1 of the registration statement;

  •
  In its discussion of 2006 results on pages 36 through 50 of Amendment No. 1 of the registration statement, whether in comparison to 2005 or 2007, the Company has included the corresponding measure as determined under GAAP for the period from January 1 to November 30, 2006, and for the period from December 1 to December 31, 2006;

  •
  The presentation of combined information on pages 36 through 50 of Amendment No. 1 of the registration statement also includes the appropriate Regulation S-X Item 10(e) required disclosures, such as (i) a statement that the combined presentation is a non-GAAP measure that does not purport to be an alternative to the corresponding measure, as determined under GAAP, as a measure of operating performance and (ii) disclosure of the reasons why management believes the presentation of combined results is useful to investors.

  •
  Finally, in Amendment No. 1 of the registration statement the Company has provided the applicable impact of push-down accounting on the associated line items.

        Based on the above, the Company respectfully requests that the Staff not object to the proposed disclosure of combined 2006 revenue, contract costs, gross profit and SG&A, alongside the presentation of the corresponding metric as reported under GAAP for 2006, and disclosures pursuant to Item 10(e) of Regulation S-X in Amendment No. 1 of the registration statement.

Risk Factors, page 14

9.
Please delete the last sentence of the first full paragraph on page 14 (i.e., the introductory paragraph).

 Response:    The Company has deleted the last sentence of the introductory language in the "Risk Factors" section in accordance with the Staff's comment.

10.
On page 20, in your first surety bond-related risk factor, please add a brief, plain English description of the bonds that you discuss, being sure to address their purpose.

 Response:    In accordance with the Staff's comment, the Company has amended the disclosure in the risk factor relating to its first surety bond-related on page 16 of Amendment No. 1 to include a plain English description of performance bonds and payment bonds.

Note (q) to Unaudited Pro Forma Financial Information, page 42

11.
Please explain why you have deducted shares issued for general corporate purposes.

 Response:    The Company has excluded the number of common shares that will be used for general corporate purposes in the calculation of pro forma earnings per share pursuant to the guidance of SEC Training Manual, Topic 3 Pro Forma Financial Information, Forecasts, and Forward Looking Information, Section II.C.4, which states:

  "The denominator in computing pro forma EPS should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as proceeds used for debt repayment or business acquisitions.

  Common shares whose proceeds will be used for general corporate purposes, for example, should not be used in computing EPS. A company may present "additional" EPS data reflecting the issuance of all shares if it considers this information meaningful. If this additional EPS is shown on the face of the pro forma income statement, it should be labeled appropriately.

  The footnotes to the pro formas should make the computation(s) of pro forma EPS transparent to investors."

Management's Discussion and Analysis. . . . page 47

Results of Operation, page 53

12.
We note that you have discussed several factors that have impacted your operating results. These factors include, but are not limited to, transmission projects, margin enhancement initiatives and emergency restoration services. To the extent practicable, please revise your disclosures to quantify each factor that impact your operating results.

 Response:    In response to the Staff's comment, the Company has, to the extent practicable, quantified the factors in the Management's Discussion and Analysis that impact the Company's operating results in the periods presented. In the discussion related to the financial results of the Company's segments, the Company has added discussion and quantification regarding the increase in transmission and commercial projects to the extent such information can be determined.

        Margin enhancement initiatives are difficult to quantify given the qualitative nature of such initiatives which makes it difficult to quantify the specific results achieved as a result of the initiative itself. The Company discusses gross margins which includes such initiatives on pages 41-43 of Amendment No. 1 of the registration statement. This discussion includes the Company's focus on job cost controls, marketing and bidding on higher profit margin projects. Other initiatives are also described on page 68 of Amendment No. 1 of the registration statement in the section captioned "Focus on Operating Efficiencies and Expanding Margins," which includes initiatives to purchase more of the Company's fleet equipment rather than entering into short term rentals or operating leases and to review and monitor contracts to maximize the contract value either through revenue or cost saving initiatives. The Company has not quantified the amounts associated with such initiatives in its discussion but has indicated they are important to achieving its results.

        The Company has added disclosure relating to emergency restoration services on pages 1 and 38 of Amendment No. 1 of the registration statement. Historically, revenue from emergency restoration services averages less than $25 million annually, or less than 4.5% of total annual revenue. Actual revenue from emergency restoration services for 2006 and 2007 is presented on pages 43 and 45 of Amendment No. 1 of the registration statement.

Contractual Obligations, page 63

13.
Please include a more specific discussion of the interest rate on your Credit Facility and the impact that the excluded interest payments would have on your liquidity based on current rates. Refer to footnote 46 of Release No. 33-8350.

 Response:    In response to the Staff's comment, the Company has added disclosure on page 52 of Amendment No. 1 of the registration statement, immediately below the Contractual Obligations Table, to state:

  "The above cash requirements exclude interest charges relating to our 2007 Credit Facility, which carries interest at LIBOR plus 1.25%. As discussed in notes (a) and (b) to the Unaudited Pro Forma Financial Information on page 32, and based on a pro forma debt of $30 million as of January 1, 2007, pro forma interest expense on annual basis is approximately $2.0 million. Management believes that fluctuations in the applicable variable interest rate will not have a material impact on the Company's cash flows and financial position."

Management, page 90

Compensation Discussion and Analysis, page 93

Base Salary, page 94

14.
Please identify the benchmarks that you used to set base salary, being sure to identify the component companies by name. Please see Item 402(b)(xiv) of Regulation S-K.

 Response:    The Company has revised its disclosure on page 83 of Amendment No. 1 to identify the benchmarks used to set base salary and to identify the component companies by name.

Management Incentive Plan, page 95

15.
For your financial performance and safety goals, please add the specific numerical target or targets for each goal and your actual performance with respect to meeting those targets, as these items appear to be material to determining awards under the plan. If you believe that disclosure of this information would cause you competitive harm, please review Instruction 4 to Item 402(b)

  of Regulation S-K and advise us accordingly. Please note that we may have additional comments on whether you have met the standards for treating the information confidentially. If you exclude information in reliance on Instruction 4, you must explain in your "Compensation Discussion and Analysis" disclosure the likelihood that the performance and safety goals could be achieved.

 Response:    Instruction 4 to Item 402(b) of Regulation S-K states that a registrant "is not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors... the disclosure of which would result in competitive harm for the registrant." In addition, Instruction 4 to Item 402(b) of Regulation S-K states that the "standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information" pursuant to Rule 406 under the Securities Act of 1933 and Rule 24b-2 under the Securities Exchange Act of 1934.

        Consistent with the established standards for requests for confidential treatment, the Company has not publicly disclosed the specific financial and safety performance target levels for awards under the MIP because such disclosure would harm the Company's competitive position in several ways. The performance targets under the MIP were established pursuant to the Company's confidential business plan and relate to key elements of the Company's financial performance. Specifically, the financial targets relate to EBITDA, economic profit, net revenues, net income performance against business plan, and retained earnings and the Company's safety targets relate to total case rate and lost time cases. Disclosing the Company's targeted and projected levels of performance with respect to these key measures would provide the Company's competitors with valuable knowledge of the Company's business strategy and could result in a competitive disadvantage for the Company. In addition, disclosure of the performance targets would cause us competitive harm in the Company's competition for executive talent. By disclosing the Company's performance targets, it would provide the Company's competitors and executive recruiters with the details of the Company's compensation practices thereby enabling them to more easily target and solicit the Company's key management talent. Accordingly, the Company respectfully submits to the Staff that its non-disclosure of the performance targets under the MIP is justified. However, the Company has revised its disclosure on pages 84 through 85 of Amendment No. 1 of the registration statement to, among other things, discuss whether the named executive officers have historically achieved the performance and safety goals.

16.
Please describe the formulas used to determine the size of payouts under the MIP.

 Response:    The Company has revised its disclosure on page 84 of Amendment No. 1 of the registration statement to describe the formulas used to determine the size of payouts under the MIP.

Discretionary Bonus Plan, page 95

17.
Please provide information for fiscal year 2007. In addition, please discuss the relationship, if any, between your discretionary bonus plan and the transaction bonuses described on page 99.

 Response:    The Company has revised its disclosure on page 85 of Amendment No. 1 of the registration statement to provide that no discretionary bonuses were paid for fiscal year 2007 and to clarify that there is no relationship between the Company's discretionary bonus plan and the transaction bonuses described on page 89 of Amendment No. 1 of the registration statement.

18.
Please incorporate the "Stock Purchase Discounts" column into the "All Other Compensation" column. Specific information about the discounts can be provided in footnote disclosure to the "All Other Compensation" column. Please see Item 402(c)(2)(ix) of Regulation S-K.

 Response:    The Company has revised its disclosure on page 90 of Amendment No. 1 of the registration statement to incorporate the "Stock Purchase Discounts" column into the "All Other Compensation" column and to provide specific information about the discounts in footnote disclosure to the "All Other Compensation" column.

Compensation of Directors, page 103

19.
Please provide the tabular disclosure required by Item 402(k) of Regulation S-K. In this regard, we note that you had non-employee directors during fiscal year 2007.

 Response:    The Company has revised its disclosure on page 94 of Amendment No. 1 of the registration statement to provide the tabular disclosure required by Item 402(k) of Regulation S-K reflecting the compensation earned by the Company's non-employee directors during fiscal year 2007.

20.
In the last sentence of the second full paragraph on page 104, there is a cross-reference to a redemption discussion in the "Principal Stockholders" section of the prospectus; however the "Principal Stockholders" section does not contain a redemption discussion. Please revise the prospectus accordingly.

 Response:    The cross-reference to the discussion of the redemption of management shares on page 95 of Amendment No. 1 of the registration statement has been revised to refer to the discussion set forth in the "Unaudited Pro Forma Financial Information" section, which begins on page 30 of Amendment No. 1 of the registration statement.

21.
Please add to your related party disclosure a discussion of the management loans discussed on page F-43 in Note 12 to your audited financial statements. For your reference, please see Instruction 1 to Item 404 of Regulation S-K.

 Response:    Instruction 1 to Item 404 of Regulation S-K requires the disclosure of loans made to any director or executive officer of the Company or any immediate family member of any director or executive officer of the Company. Since no loans were made to or are outstanding with respect to any such persons, the Company respectively submits that discussion of such loans in its related party disclosures is not required.

Selling Stockholders, page 107

22.
Please disclose the names of all of the selling stockholders who are broker-dealers or affiliates of a broker dealer. If a selling stockholder is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (a) the selling stockholder purchased in the ordinary course of business, and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder cannot provide these representations, state that the selling stockholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

 Response:    The Company has included the relevant broker-dealer information as disclosed by the selling stockholders. The Company has also updated the relevant disclosure where necessary to reflect additional selling stockholder information received by the Company, beginning on page 98 of Amendment No. 1 of the registration statement. The Company has also re-ordered the table to list the selling stockholders alphabetically.

23.
We note that on page 107 you indicate that the prospectus covers the resale of shares issued in the 2007 Private Placement. However, some of the shares being offered are held by members of your management team and those shares do not appear to have been acquired in the 2007 Private Placement. Please revise your disclosure accordingly.

 Response:    The Company has revised the disclosure on page 98 of Amendment No. 1 of the registration statement to include that some of the shares that may be offered pursuant to the registration statement were acquired by members of management prior to the 2007 Private Placement or are issuable upon exercise of outstanding options held by members of management.

24.
We note your disclosure on page 107 that you cannot estimate the number of shares that will be held by the selling stockholders after sales pursuant to the prospectus. Please add a column to the table for number and (if one percent or more) the percentage of the class to be owned by each selling stockholder after completion of the offering based on your current knowledge on the selling stockholders' intentions.

 Response:    The Company is presently unaware of any specific plans for sales of shares pursuant to the registration statement, but has assumed for purposes of the table beginning on page 98 of Amendment No. 1 of the registration statement that all of the shares listed therein will be sold. The Company has updated the disclosure on page 98 of Amendment No. 1 of the registration statement to state such assumption.

Plan of Distribution, page 123

25.
As you are registering the re-sale of common equity for which there is no established public trading market, please add to the prospectus a description of the various factors considered in determining the price range set forth on the prospectus cover page. Please see Item 505(a) of Regulation S-K. In addition, please address this initial price range in your "Plan of Distribution" disclosure.

 Response:    Although there is currently no public trading market for the Company's common stock, the shares sold in the 2007 Private Placement are eligible for trading via the PORTAL Market. The Company expects sales of the shares pursuant to the registration statement to be made at negotiated prices, and the Company believes the most accurate estimate of the public offering price to be the prevailing market price indicated by the most recent sale of the Company's stock. The Company believes this approach to be consistent with the disclosure required by Instruction 2 to Item 501(b)(3) of Regulation S-K.

        As of the date of Amendment No. 1, the price for the Company's common stock in its last reported sale was $14.00 per share. Since the Company is not aware of any specific plans for sales by the selling stockholders pursuant to the registration statement, it cannot predict the price at which the shares included on the registration statement will be sold. The Company has revised the disclosure on the front cover of the prospectus of Amendment No. 1 of the registration statement to state the price of the last reported sale and removed the references to a price range from the prospectus.

Consolidated Financial Statements

Note 9. Commitments and Contingencies, page F-9 and Note 15. Commitments and Contingencies, page F-43

26.
Please provide us additional information related to the terms of the contract guarantee that you provided for the business you sold and explain how you determined that your accounting is appropriate.

 Response:    The Company acquired D.W. Close on May 1, 1997. On December 20, 2004, the Company sold its interest in D.W. Close to Peregrine Electrical Group, LLC and Valley Electric Co. of

Mt. Vernon, Inc. As a result of the sale, the Company recorded a loss of $1.5 million. Consideration received by the Company included both cash and a note receivable.

        As a term of that transaction, the Company agreed to guarantee to the buyer a 9% margin on selected contracts within a specific category that were in progress at the time of sale. The guarantee effectively indemnified the buyer for any diminution of value of these contracts in progress. This guarantee was only extended to certain contracts in progress and not to any new contracts.

        At the close of the transaction, in accordance with FIN 45: Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34 which was issued in November 2002, the Company accrued an undiscounted liability for the margin guarantee, calculating the accrual as the difference between then expected probable returns on the specified contracts and the 9% guaranteed rate. This accrual was recorded based on management's best estimate of the contracts probable loss, and was included in the determination of the loss from discontinued operations. This accounting was in accordance with FIN 45, paragraph 10 (Footnote 4) as this is a circumstance where at inception there is a high (probable) likelihood that the guarantor will be required to pay the maximum potential settlement and a low likelihood that the guarantor will not be required to make any payment. The amount that satisfies the fair value objective would include consideration of the low likelihood that no payment will be required, but the accrual of the contingent loss under paragraph 8 of Statement 5 would be based solely on the best estimate of the settlement amount whose payment is probable (the maximum potential settlement amount in this case).

        Subsequent to the divestiture, the guarantee accrual has been adjusted through earnings for significant changes between estimated and actual amounts that would be due to the purchaser and such adjustments have been disclosed in the footnotes to the financial statements. As a result of the 2006 acquisition of MYR by ArcLight from FirstEnergy, FirstEnergy agreed to indemnify Arclight for claims relating to the margin guarantee for all periods subsequent to March 10, 2006, thus ending any further guarantee obligation of the Company.

        Finally, during the third quarter of 2007, all obligations of the company arising from the sale of the D.W. Close business were settled, resulting in an additional expense of $14,000.

27.
Please clarify when and where the $500,000 penalty you paid is reflected in your financial statements.

 Response:    In response to the Staff's comment, the Company has revised the Commitments and Contingencies disclosure on page F-31 of Amendment No. 1 of the registration statement, as follows:

  "In 2005, one of the Company's subsidiaries was convicted of a criminal misdemeanor for a violation of certain Occupational Safety and Health Administration, or OSHA, safety regulations that occurred in 1999. The Company was assessed a fine of $500, which is included in contract costs in the consolidated statement of operations for the year ended December 31, 2005. The Company paid the $500 fine in 2005."

28.
Please revise your disclosure here and on page F-44 to clarify if there is any pending or threatened litigation that you believe could have a material adverse effect on your results of operations or cash flows.

 Response:    In response to the Staff's comment, the Company has revised the disclosure on page F-31 of Amendment No. 1 of the registration statement, as follows:

  "The Company is from time to time party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of business. These actions typically seek among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, the Company records reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on the Company's financial position, results of operation or cash flows."

Note 2. Basis of Presentation and Acquisition of Common Stock by ArcLight, page F-19

29.
Please explain why it is appropriate to include $4.4 million, related to ArcLight's pro rata share of net earnings between March 10, 2006 and November 30, 2006, as a component of the purchase price.

 Response:    On March 10, 2006, FirstEnergy Corporation entered into a stock sale agreement with MYR Group Holdings, LLC ("Holdings LLC"), an affiliate of Arclight Capital Partners, LLC ("ArcLight") to sell 60% of the outstanding shares of MYR Group, Inc. for $69 million. On November 30, 2006, while not contractually or otherwise obligated to do so, MYR Group Holdings II, LLC ("Holdings II LLC"), another affiliate of Arclight, purchased 38.33% of the remaining shares from FirstEnergy Corporation. The remaining 1.67% of shares was purchased by management from FirstEnergy at the time of the original Holdings LLC transaction.

        In the preparation of the Company's financial statements, the Company analyzed the push down requirements of SEC Staff Topic 5-J and EITF D-97 Push Down Accounting. As a result of this analysis, management concluded that push down accounting beginning on March 10, 2006 would not have been appropriate, as ArcLight had only acquired 60% of the Company. The ownership interest of 60% at the March 10, 2006 transaction would be precluded from having push down accounting applied to the transaction as the ownership is less than 80%. However, as a result of the November 30, 2006 transaction, ArcLight had acquired approximately 98% of MYR and management concluded that push down accounting as of November 30, 2006 was required, resulting in a new basis of accounting and a predecessor / successor presentation in the 2006 financial statements. Management's equity interests are liability classified due to the terms of their common shares and as a result are not considered part of the push down accounting basis. Therefore, ArcLight's interest is considered to be 100% of the basis to be pushed down (i.e., 61% from March 2006 and 39% from November 2006).

        The mechanics of the push down accounting required that Arclight's basis in the 60% interest acquired on March 10, 2006 (i.e., the purchase price) be adjusted for all transactions, such as depreciation and amortization, that would impact its basis in MYR between March 10 and November 30, 2006. This net basis (i.e., similar to the basis that would have resulted if the equity method of accounting prescribed by APB 18 had been applied), together with the additional cash purchase price paid on November 30, 2006 was determined to be Arclight's basis in MYR that needed be pushed down on November 30, 2006.

        Consequently, and as disclosed in Note 2 beginning on page F-8 of Amendment No. 1 of the registration statement, management determined that ArcLight's investment in MYR on November 30, 2006 included both (a) a cash component corresponding to the monetary consideration paid in March and November 2006 for an aggregate amount of approximately $129.3 million, and (b) Arclight's share in MYR earnings for the period between March 10 and November 30, 2006, in the amount of $4.4 million.

30.
Please describe the factors that contributed to a purchase that resulted in the recognition of goodwill as required by paragraph 51 of SFAS 141.

 Response:    Management believes that the forecasted growth in electricity consumption in the United States over the next 25 years represents a unique growth opportunity for MYR's services, as the demand for electricity will drive strong demand for new power plants, facilities and distribution networks. Management believes that goodwill represents the Company's potential to capitalize on this favorable trend, as well as the capacity to leverage its skilled workforce while achieving operating efficiencies.

        In response to the Staff's comment, the Company has expanded the disclosure in Note 2 on page F-9 of Amendment No. 1 of the registration statement, as follows:

  "Factors that have contributed to the recognition of goodwill as a result of ArcLight's acquisition include the Company's ability to benefit from favorable long term growth trends in electricity consumption, its capacity to efficiently utilize its skilled workforce and the potential for operating improvements."

Note 14. Stockholders' Equity and Note 15. Stock Option Plan, page F-45

31.
Please provide us with a more specific and comprehensive discussion of how you have determined the amount of the compensation expense associated with your management stockholders agreement and stock options during each period.

 Response:    The following table is a summary of changes in the value of the Company's stock price from January 1, 2006 through December 31, 2007 based upon transactions with parties outside of the Company.

	March 2006	November 2006	December 2007
Fair value of shares (adjusted for stock split)	$6.99	$9.12	$13.00
Nature of Fair value indicator	Based on transaction with third party for cash (FirstEnergy sale of 60% equityinterest)	Based on transaction with third party for cash (FirstEnergy sale of 38% equityinterest)	Based on equity offering with third parties under Rule 144A at $13 per share.

Stock Options

        Prior to January 1, 2006, the Company recognized compensation cost according to the guidance of APB Opinion No.25, Accounting for Stock Issued to Employees, and complied with the disclosure requirements of SFAS No. 123, Accounting for Stock Based Compensation. As all options were granted at an exercise price equal to the estimated fair value of the stock, no compensation expense was recognized in such periods for stock options. As disclosed in Note 14 on pages F-34 through F-39 of Amendment No. 1 of the registration statement, compensation expense based on the fair market value of FirstEnergy's stock was recorded for restricted stock awards grants. All stock based awards issued prior to January 1, 2006 were fully vested prior to the adoption of SFAS No.123 (revised 2004), Share Based Payment (SFAS 123(R)).

        Subsequent to January 1, 2006, stock option grants and other stock based transactions with employees, management and board members have been accounted for by the Company under the provisions of SFAS 123(R). The fair value of stock options was determined on their grant date using the Black-Scholes-Merton option-pricing model. Significant assumptions made in the determination of the stock option fair values are disclosed in Note 14 on pages F-34 through F-39 of Amendment No. 1 of the registration statement.

        The Company granted 1,420,226 and 39,803 stock options under the 2006 Stock Option Plan, at an exercise price of $3.65 and $3.87 per share on June 2, 2006 and April 30, 2007, respectively (above amounts reflect an adjustment as required by the plan to prevent substantial dilution as a result of cumulative dividends totaling $3.34 per share and the stock split in December 2007 prior to consummation of the offering). The June 2, 2006 exercise price was based on the $6.99 per share paid by Arclight (or, $3.65 per share after adjustment for dividends). The April 30, 2007 exercise price was $7.21 per share and was based on the $6.99 per share paid by certain members of management for management shares in June 2006 (or, $3.87 per share when adjusted for a $3.04 dividend and a prorata 8% guaranteed rate of return on investment.)

        On December 20, 2007, the Company granted 540,000 options at an exercise price of $13 per share under the 2007 Stock Option Plan.

2006 Stock Options:

        The 2006 stock option shares were subject to the redemption provisions of the Management Stockholders Agreement through the date the private placement of the Company's common stock in December 2007 was consummated. Upon voluntary or involuntary termination of employment, all shares obtained through exercise of an option were subject to redemption by the Company at the fair market value on the redemption date regardless of the period the share was held by the employee prior to redemption. Vested options upon termination were to be exercised within 90 days of termination, and the shares acquired as a result were subject to the redemption provisions of the Management Stockholders Agreement. As voluntary termination of employment is substantially within the control of the employee, the feature permits the employee to avoid bearing the risks and rewards normally associated with equity ownership. Consequently, as a result of the cash redemption feature, and pursuant to the provisions of paragraph 31(a) of FAS 123 (R), management concluded that all stock options granted with this redemption feature required liability classification.

        Stock options granted under the 2006 Stock Option plan have service, performance and market conditions. The service condition requires vesting over a three year period. The performance and market conditions require the achievement of a specified Internal Rate of Return by ArcLight, the purchaser of the equity investment in the Company. Historically, management had consistently concluded that the probability that these conditions would be met was 0% for all options granted under the 2006 plan, as satisfaction of the conditions was considered to be only achievable through a change in control, which was not then considered probable. As a result, and in accordance with paragraph 44 of SFAS 123(R), no compensation expense was recognized through September 30, 2007 for the 2006 Stock options.

        In connection with the consummation of the private placement in December 2007, the Board modified the outstanding options to permit immediate vesting of 100% of the stock options (i.e., eliminated the requirement to achieve the original conditions of the options, including service requirements) and eliminated the cash redemption feature on the underlying shares. In accordance with paragraph 51 of SFAS 123(R), the modification of an award is treated as an exchange of the original award for a new award, which in this case is an exchange of a liability award for an equity award. The modification requires that the incremental compensation cost be measured as the excess of the fair value of the equity award (determined using Black-Scholes-Merton option pricing model) of $14.5 million over the recorded value of the liability award (which was zero immediately prior to the modification because the options were not probable of vesting under their original terms until consummation of the offering).

        During 2007, certain employees exercised stock options in conjunction with the private placement. The majority of these stock option exercises were cashless, whereby the employees exercised their options simultaneously with the Company's redemption of the options for a net cash amount. The net cash amount of these exercises was equal to the net selling price of the stock less the exercise price of the option, resulting in an amount that was less than the current option fair value of $10.17. The net cash resulting from the redemption of stock option exercises was approximately $433,000.

2007 Stock Options:

        The 540,000 stock options granted under the 2007 Long-Term Incentive Plan in connection with consummation of the offering were granted at $13.00 per share, vest over a four year period, only contain service conditions and are not subject to any redemption provisions by the Company.

        As disclosed in Note 14 of Amendment No. 1 of Form S-1, the fair value of these options was $6.87 per option and was determined using Black-Scholes-Merton option pricing model, resulting in approximately $27,000 of compensation cost recognized over the 11 day period between closing of the offering and December 31, 2007. Unrecognized compensation cost related to these options as of December 31, 2007 is approximately $3.6 million.

Management shares

        On June 2, 2006, certain members of management acquired, pursuant to a stock purchase right contained in the Management Stockholders Agreement dated March 10, 2006, an aggregate of 274,675 shares of MYR at $6.99 per share, which was the same price paid by Arclight in its acquisition of a 60% interest in MYR on March 10, 2006. On July 31, 2007, certain members of management acquired an aggregate 261,176 shares of MYR at $7.78 per share.

        Under the provisions of the Management Stockholders Agreement, shares purchased by employees were required to be repurchased by the Company upon termination of employment (voluntary or involuntary). The redemption price was the greater of (a) the original issuance price plus a guaranteed 8% return rate or (b) if employment was terminated at the same time or after a sale by Arclight of all of its interest in the Company a price equivalent to that fair value per share (Arclight has not sold all of its interest as of December 31, 2007). As voluntary termination of employment is substantially within the control of the employee, the guaranteed return and redemption feature permits the employee to avoid bearing the risks and rewards normally associated with equity ownership.

        The shares were issued to management under terms not present in a traditional company-stockholder relationship. As these shares have characteristics of an employee-based stock-based arrangement, the Company has applied the classification and expense recognition provisions of SFAS 123(R).

        Consequently, as a result of the guaranteed return and redemption features, and pursuant to the provisions of paragraph 31(a) of SFAS 123 (R), management concluded that both the 2006 and 2007 management shares required liability classification. The management shares were therefore accounted for as liabilities and recorded based on their contractual redemption value as no market existed for these instruments. Compensation expense was recorded through the date the offering was consummated, based on an 8% guaranteed return. Expense of $73,000, $13,000, $142,000 and $212,000 was recorded in the period from January 1, 2006 to November 30, 2006, in the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007, respectively.

Changes to the Management Stockholders Agreement upon closing of the private placement on December 20, 2007:

        In conjunction with the closing of the private placement of common stock on December 20, 2007, the Management Stockholders Agreement was amended to eliminate the 8% annual rate of return, as well as the Company's obligation to repurchase the shares outstanding. As a result of the amendment, and upon closing of the private placement, the Company adjusted the liability related to management shares subject to redemption to stockholders' equity in the consolidated balance sheet. This adjustment was treated as a modification of an award under SFAS No. 123(R) paragraph 51, whereby the Company changed the classification of the management shares subject to redemption from a liability-classified award to an equity-classified award. The Company recognized compensation expense for the increase in fair value of the management shares of approximately $4.039 million over the recorded redemption liability amount (which included accretion) immediately prior to the modification in the fourth quarter of 2007 and reclassified the amount to equity. The fair value of the shares after modification was based on the $13 per share value of MYR's stock on that date, less a 5% liquidity discount for these shares. The compensation expense related to the modification is reflected as a component of offering related charges in the consolidated statement of operations for the year ended December 31, 2007.

        Accordingly, the Company has recorded the following amounts of compensation expense relating to the management shares and stock options during the year ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, the period from December 1, 2006 to December 31, 2006, the nine month periods ended September 30, 2006 and 2007, and the three month period ended December 31, 2007:

($ in '000s)	Year ended Dec. 31, 2005	Period from Jan 1 to Nov. 30, 2006	Period from Dec. 1 to Dec. 31, 2006	Nine months ended Sept. 30, 2006	Nine months ended Sept. 30, 2007	Year ended Dec. 31, 2007	Unrecognized Compensation as Dec. 31, 07
Management Shares	N/A	$73	$13	$46	$142	$4,251	—
MYR 2006 Stock options	N/A	—	—	—	—	$14,533	—
MYR 2007 Stock options	N/A	—	—	—	—	$27	$3,629

Note 18. Segment Information, page F-49

32.
Please clarify for us if your Transmission and Distribution segment or your Commercial and Industrial segment are comprised of more than one operating segment and, if so, please demonstrate how you determined it is appropriate to aggregate these operating segments into each reportable segment. Refer to SFAS 131.

 Response:    Based on the guidance of SFAS 131, the Company has determined that it has two operating segments, which are also its two reportable segments. The identification of the segments was completed based on how the Company's Chief Executive Officer, who was identified as the "chief operating decision maker (CODM)" makes decisions about resources to be allocated to the segment and assess its performance. The Company's services under each contract are grouped, for reporting to the chief operating decision maker, as either "Transmission and Distribution" (which provides construction and maintenance of high voltage transmission lines, substations and lower voltage underground and overhead distribution systems) or "Commercial and Industrial" (which provides electrical contracting services for commercial and industrial construction in the western United States), depending on the nature of services provided. The financial results for the segments, which represent the grouping of contracts, are reported on a monthly basis. There are segment managers for these two segments, each reporting to the chief operating decision maker. These two segments also represent the structure used for the Company's planning, budgeting and resource allocation processes.

        In response to the Staff's comment, the Company has expanded the disclosure in Note 17 on page F-40 of Amendment No. 1 of the registration statement as follows:

  "The Company has two operating segments which are its reporting segments."

Prospectus Outside Back Cover Page

33.
Please tell us why you have omitted the dealer prospectus deliver obligation legend from the prospectus. Based on the contents of the plan of distribution, the legend appears to be applicable.

 Response:    The Company has added the dealer prospectus delivery obligation legend to the back cover of the prospectus that forms a part of Amendment No. 1 of the registration statement.

Signatures, page II-6

34.
Please revise the signature page to indicate that the principal accounting officer or controller has signed the registration statement pursuant to Instruction 1 to Signatures on Form S-1.

 Response:    Marco A. Martinez, the chief financial officer, fulfills the responsibilities of Principal Accounting Officer for the Company. The Company has updated the signature page on Amendment No. 1 of the registration statement to note Mr. Martinez's dual roles.

Exhibit Index, page II-8

35.
Please note that we may have comments on the legal opinion once it is filed.

 Response:    The Company intends to file the legal opinion in a subsequent amendment to the registration statement and acknowledges that all comments must be resolved prior to effectiveness.

36.
Please provide us with a copy of the Purchase/Placement Agreement you entered into with Friedman, Billings, Ramsey & Co., Inc. in connection with the 2007 Private Placement.

 Response:    The Company will submit the Purchase/Placement Agreement to the Staff supplementally.

* * *

        Please feel free to contact Stacy J. Kanter at (212) 735-3497 or the undersigned at (212) 735-2439 should you require further information or have any questions.

                      Sincerely,
                      /s/                        LAURA AMY KAUFMANN

                      Laura Amy Kaufmann

cc:
Dieter King
Patricia Armelin
Anne McConnell
William Koertner
Gerald Engen
Marco Martinez
Stacy Kanter

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